UNITED STATES
		     SECURITIES AND EXCHANGE COMMISSION
		          Washington, D.C.  20549

				 Form N-8A
	NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF
		     THE INVESTMENT COMPANY ACT OF 1940


The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:

Pioneer Multi-Asset Income Trust


Address of principal business office:

60 State Street
Boston, Massachusetts 02109

Telephone number (including area code):

(617) 742-7825


Name and address of agent for service of process:

Terrence J. Cullen
Amundi Pioneer Asset Management, Inc.
60 State Street
Boston, Massachusetts  02109

copies to:

Roger P. Joseph, Esq.
Morgan, Lewis & Bockius LLP
One Federal Street
Boston, Massachusetts  02110


Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

	Yes  [X]			No  [  ]



				    NOTICE

Notice is hereby given that this Notification of Registration has been executed on behalf of the Fund by an officer of the Fund as an officer and not individually and the obligations of or arising out of this Notification of Registration are not binding upon any of the trustees, officers or shareholders of the Fund individually, but are binding only upon the assets and property of the Fund.


				SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the City of Boston and the Commonwealth of Massachusetts on the 31st day of October, 2019.


                                        PIONEER MULTI-ASSET INCOME TRUST


					By: /s/ Lisa M. Jones
    					    -------------------------
   					    Lisa M. Jones
    					    President




ATTEST:


/s/ Christopher J. Kelley
-------------------------
Christopher J. Kelley
Associate General Counsel
Amundi Pioneer Asset Management, Inc.